EXHIBIT 1

                VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                         CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2005
                                   (UNAUDITED)


                                      INDEX


                                                                        PAGE
                                                                        ----

INTERIM CONSOLIDATED BALANCE SHEETS                                      2

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS                            3

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)       4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                            5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                     6 - 10

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                 SEPTEMBER 30,  DECEMBER 31,
                                                                                    2005           2004
                                                                                  ---------      ---------
   ASSETS                                                                         UNAUDITED
                                                                                  ---------
CURRENT ASSETS:
  Cash and cash equivalents                                                       $     261      $   3,058
  Restricted cash                                                                       403          1,308
  Marketable securities                                                                   -          3,520
  Trade receivables *)                                                                  237            175
  Prepaid expenses and other accounts receivable (Note 3)                             1,494            982
  Severance pay fund                                                                    784              -
  Inventories (Note 4)                                                                  529            471
                                                                                  ---------      ---------

TOTAL current assets                                                                  3,708          9,514
                                                                                  ---------      ---------

SEVERANCE PAY FUNDS                                                                     482          2,113
                                                                                  ---------      ---------

EQUIPMENT, NET                                                                          765          1,070
                                                                                  ---------      ---------

                                                                                  $   4,955      $  12,697
                                                                                  =========      =========
    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Trade payables                                                                  $     964      $   1,133
  Accrued expenses and other liabilities                                              1,938          3,011
  Accrued severance pay                                                               1,068              -
  Loan from shareholder (Note 5)                                                      1,000              -
  Deferred revenues                                                                     253            886
                                                                                  ---------      ---------

                                                                                      5,223          5,030
                                                                                  ---------      ---------

ACCRUED SEVERANCE PAY                                                                   511          2,871
                                                                                  ---------      ---------

TOTAL liabilities                                                                     5,734          7,901
                                                                                  ---------      ---------

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS' EQUITY (DEFICIENCY):
  Share capital -
    Ordinary shares of NIS 0.01 par value - Authorized: 50,000,000 shares at
      September 30, 2005 and December 31, 2004, respectively: Issued and outstanding: 15,086,523 and 15,081,523 shares at September 30, 2005 and
      December 31, 2004, respectively                                                    42             42
  Additional paid-in capital                                                        106,903        106,900
  Accumulated deficit                                                              (107,724)      (102,146)
                                                                                  ---------      ---------

TOTAL shareholders' equity (deficiency)                                                (779)         4,796
                                                                                  ---------      ---------

                                                                                  $   4,955      $  12,697
                                                                                  =========      =========


*) Includes trade receivables from related parties in the amount of $ 77 and $ 0 as of September 30, 2005 and December 31, 2004, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                       NINE MONTHS ENDED
                                                                                         SEPTEMBER 30,
                                                                                    ----------------------
                                                                                      2005          2004
                                                                                    --------      --------
                                                                                          UNAUDITED
                                                                                    ----------------------
Sales (*):
  Products                                                                          $  1,404      $  2,620
  Services                                                                             1,688         1,705
                                                                                    --------      --------

                                                                                       3,092         4,325
                                                                                    --------      --------
Cost of sales:
  Products                                                                               606         1,563
  Services                                                                               924         1,202
                                                                                    --------      --------

                                                                                       1,530         2,765
                                                                                    --------      --------

Gross profit                                                                           1,562         1,560
                                                                                    --------      --------

Operating expenses:
  Research and development, net                                                        3,120         3,261
  Selling and marketing                                                                3,605         5,833
  General and administrative                                                           1,878         2,231
                                                                                    --------      --------

TOTAL operating expenses                                                               8,603        11,325
                                                                                    --------      --------

Operating loss                                                                        (7,041)       (9,765)
Other income, net                                                                        386            52
Financial income (expenses), net                                                         (19)          106
                                                                                    --------      --------

Loss before income taxes                                                              (6,674)       (9,607)
Tax benefit (income taxes) (Note 3)                                                    1,096          (120)
                                                                                    --------      --------

Net loss                                                                            $ (5,578)     $ (9,727)
                                                                                    ========      ========

Basic and diluted net loss per Ordinary share                                       $  (0.37)     $  (0.68)
                                                                                    ========      ========

Weighted average number of Ordinary shares used in computing net loss per share
  in thousands - basic and diluted                                                    15,086        14,353
                                                                                    ========      ========


*) Includes net sales to related parties in the amount of $ 1,104 and $ 1,316 for the nine months ended September 30, 2005 and 2004, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) - UNAUDITED
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                                                                    TOTAL
                                                                          ADDITIONAL                    TOTAL    SHAREHOLDERS'
                                                    NUMBER       SHARE     PAID-IN     ACCUMULATED  COMPREHENSIVE   EQUITY
                                                  OF SHARES     CAPITAL    CAPITAL       DEFICIT         LOSS     (DEFICIENCY)
                                                  ----------     -----     --------     ---------      --------     -------
Balance as of January 1, 2005                     15,081,523     $  42     $106,900     $(102,146)                  $ 4,796

  Issuance of shares upon exercise of options          5,000      *) -            3             -                         3
  Comprehensive loss
  Net loss                                                 -         -            -        (5,578)     $ (5,578)     (5,578)
                                                  ----------     -----     --------     ---------      --------     -------
  Total comprehensive loss                                                                             $ (5,578)
                                                                                                       ========

Balance as of September 30, 2005                  15,086,523     $  42     $106,903     $(107,724)                  $  (779)
                                                  ==========     =====     ========     =========                   =======

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                              NINE MONTHS ENDED
                                                                                 SEPTEMBER 30,
                                                                             -------------------
                                                                              2005        2004
                                                                             -------    --------
                                                                                  UNAUDITED
                                                                             -------------------
CASH FLOWS USED IN OPERATING ACTIVITIES

  Net loss                                                                   $(5,578)   $ (9,727)
  Adjustments required to reconcile net loss to net cash used in operating activities:
    Depreciation                                                                 305         424
    Accrued severance pay, net                                                  (445)        (62)
  Changes in operating assets and liabilities:
    Decrease (increase) in trade receivables, net                                (62)      1,043
    Increase in prepaid expenses and other accounts receivable                  (512)       (376)
    Increase in inventories                                                      (58)       (247)
    Decrease in trade payables                                                  (169)       (286)
    Decrease in accrued expenses and other liabilities                        (1,073)       (766)
    Decrease in deferred revenues                                               (633)       (533)
    Exchange differences on restricted cash                                        -          (9)
                                                                             -------    --------

Net cash used in operating activities                                         (8,225)    (10,539)
                                                                             -------    --------

CASH FLOWS FROM INVESTING ACTIVITIES

  Proceeds from redemption of marketable securities, net                       3,520       3,372
  Proceeds from release of restricted cash                                       905           -
  Purchase of equipment                                                            -        (145)
                                                                             -------    --------

Net cash provided by investing activities                                      4,425       3,227
                                                                             -------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Loan from shareholder                                                        1,000           -
  Proceeds from issuance of shares upon options exercised                          3         191
  Proceeds from issuance of shares and warrants in a private placement             -       9,128
                                                                             -------    --------

Net cash provided by financing activities                                      1,003       9,319
                                                                             -------    --------

Increase (decrease) in cash and cash equivalents                              (2,797)      2,007
Cash and cash equivalents at the beginning of the period                       3,058       2,434
                                                                             -------    --------

Cash and cash equivalents at the end of the period                           $   261    $  4,441
                                                                             =======    ========

The accompanying notes are an integral part of the consolidated financial statements.

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2005, are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. Although the Company believes that the disclosure presented herein is adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and footnotes included in the Company's 2004 annual financial statements.


     b. The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In the nine months ended September 30, 2005 and 2004 the Company incurred net losses of $ 5,578, $ 9,727, respectively. As of September 30, 2005, the Company's shareholders' deficiency amounted to $ 779 and its total cash and cash equivalents and restricted cash amounted to $ 664. Net cash used in operating activities in the nine months ended September 30, 2005 and 2004 was $ 8,225 and $ 10,539, respectively. In November 2005, the Company consummated a merger with Tdsoft Ltd. (see Note 7). In spite of the merger, the Company anticipates that additional funding from external sources will need to be raised in order to sustain operations. In light of the current condition of the Company and the amount of its liquid assets (after the merger), if the Company continues to incur losses and is unable to secure additional financing sources to fund its operations, there is a substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements.

     b.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     c.   Accounting for stock-based compensation

          The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the share at the date of grant of the award over the exercise price.

          Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

          For pro forma purposes compensation expenses are amortized on a straight line basis over the vesting period and are estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                       NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                   --------------------------
                                                     2005               2004
                                                   -------            -------
                                                           UNAUDITED
                                                   --------------------------

          Dividend yield                               0%                 0%
          Expected volatility                        212%               219%
          Risk-free interest rate                   3.94%              2.67%
          Weighted average expected life           3 years            3 years
                                                   -------            -------

          If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company's stock-based employee compensation cost, net loss and basic and diluted net loss per share would have changed to the following pro forma amounts:

                                                             NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                            -------------------
                                                              2005       2004
                                                            -------    --------
                                                                 UNAUDITED
                                                            -------------------

Net loss as reported                                        $(5,578)   $ (9,727)
Deduct - total share-based compensation expense determined
  under fair value method for all awards                        198       1,052
                                                            -------    --------

Pro forma net loss                                          $(5,776)   $(10,779)
                                                            =======    ========

Basic and diluted net loss per Ordinary share:

Net loss per Ordinary share as reported                     $ (0.37)   $  (0.68)
Pro forma net loss per Ordinary share                       $ (0.38)   $  (0.75)

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                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     d.   Recently issued accounting pronouncements

          In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections: A Replacement of APB Opinion No. 20 ("APB 20") and FASB Statement No. 3 ("SFAS No. 154") which requires companies to apply voluntarily changes in accounting principles retrospectively whenever it is practicable. The retrospective application requirement replaces APB 20's requirement to recognize most voluntary changes in accounting principle by including the cumulative effect of the change in net income during the period the change occurs. Retrospective application will be the required transition method for new accounting pronouncements in the event that a newly-issued pronouncement does not specify transition guidance. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

NOTE 3:- PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

     Includes a tax refund in the amount of $1,083 from the U.S. Internal Revenue Service to VocalTec Communications, Inc. ("VocalTec U.S."), a wholly-owned subsidiary of the Company. The tax refund was received in connection with the re-assessment of VocalTec U.S. liability in previous years due to a change in certain U.S tax regulations. VocalTec U.S. received the tax refund in December 2005.

NOTE 4:- INVENTORIES

                     SEPTEMBER 30, DECEMBER 31,
                         2005        2004
                         ----        ----
                       UNAUDITED
                         ----

Components               $370        $344
Finished goods *)         159         127
                         ----        ----

                         $529        $471
                         ====        ====

     *) As of September 30, 2005 and December 31, 2004, $ 159 and $ 44, respectively, in goods were delivered to customers' sites and were not recognized as cost of sales since revenue recognition criteria for the related sales have not been met. The Company has title to the inventories at balance sheet date.

NOTE 5:- LOAN FROM SHAREHOLDER

     In July 2005, the Company received a bridge loan in the amount of $1,000 from one of its major shareholders, Deutsche Telekom. The loan bears an interest rate of 7.05% per annum payable along with the principal in July 2006. In connection with the loan, the Company agreed to put the source code of one of its products in escrow in favor of Deutsche Telekom and not to create, without the approval of Deutsche Telekom, any security interest over such source code.

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:- COMMITMENTS AND CONTINGENCIES

     a. In connection with its research and development activities through September 30, 2005, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel ("OCS") in the total amount of approximately $ 10,746. In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3% - 3.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR). The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

          The Company's total contingent liability for royalties payable to the OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $ 10,370 (including accrued interest of $ 1,589) as of September 30, 2005.

          The Company has no future commitments for royalties in respect of other participations received.

     b. Certain allegations, mainly for patent infringement and breach of contract have been made against VocalTec Ltd. or its U.S. subsidiary. These allegations have not resulted in any action brought against the Company, and the Company does not expect any action to be taken against it with respect to the above allegations.

     c. The Company's facilities in Israel and in the United States are rented under operating leases with periods ending January 2008 for facilities in Israel and February 2006 for facilities in the United States (some with renewal options). Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows:

          2005                   $         165
          2006                             477
          2007                             458
          2008                              38
                                 -------------

                                 $       1,138
                                 =============

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                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- SUBSEQUENT EVENTS

     On November 24, 2005, the Company consummated a business combination with Tdsoft Ltd. ("Tdsoft"), a privately-held Israeli company engaged in the development, sales and marketing of telecom infrastructure products to telecommunications vendors and service providers. Pursuant to the agreement signed with Tdsoft and its shareholders on October 27, 2005, the Company issued to the shareholders of Tdsoft upon the closing of the transaction an aggregate of 45,259,569 Ordinary shares, representing 75% of its total issued and outstanding share capital immediately after such issuance, in exchange for all the issued and outstanding share capital of Tdsoft. As a result, Tdsoft became a wholly-owned subsidiary of the Company. Upon the consummation of the transaction, the Company had an aggregate of 60,346,092 Ordinary shares issued and outstanding. On November 25, 2005, the Company announced a reverse stock split of 1:13 of its issued and outstanding share capital, resulting in a total of 4,642,007 issued and outstanding Ordinary shares.